Filed Pursuant to Rule 433
File No. 333-130306
July 12, 2006
Royal Bank of Canada
USD Benchmark Senior 5 Year Fixed Rate Notes
Pricing Term Sheet

Issuer:	Royal Bank of Canada
Note Type:	Senior Notes
Ratings:	Aa2/AA- (Stable/Stable)
Principal Amount:	USD$1,000,000,000
Issue Date:	July 12, 2006
Settlement Date:	July 20, 2006
Maturity Date:	July 20, 2011
Coupon:	5.65% sa
Pricing Benchmark:	5.125% UST due 6/11
Market/Re-offer Spread:	T + 60bps
Offer Price:	99.789%
Offer Yield:	5.699% sa
Interest Payment Dates:	Semi-annually on the 20th of January and July
First Coupon Date:	January 20, 2007
Listing:	None
Call Provisions:	Non-callable
Day Count Basis:	30/360
Minimum Denominations:	$5,000 x $1,000
CUSIP / ISIN:	780085LP9/US780085LP94
Underwriters:	RBC Capital Markets Corporation
Banc of America Securities LLC
Bear, Stearns & Co. Inc.
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
HSBC Securities (USA) Inc.
J.P. Morgan Securities Inc.
Lehman Brothers Inc.
Morgan Stanley & Co. Incorporated
     The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling toll-free 1-866-375-6829 and request to speak with the Debt Capital Markets.
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